UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934
(Amendment No.)

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Tributary Funds, Inc.
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Notice of
Special Meeting
of Shareholders and
Proxy Statement

Tributary Funds, Inc.

TRIBUTARY FUNDS, INC.
1620 DODGE STREET, 8th Floor
OMAHA, NEBRASKA 68197

October XX, 2016

Dear Shareholder:

We are pleased to enclose a Notice and Proxy Statement for the special meeting of the shareholders of Tributary Funds, Inc. (the "Company"), including each of its current series, the Tributary Short-Intermediate Bond Fund, the Tributary Income Fund, the Tributary Balanced Fund, the Tributary Growth Opportunities Fund, the Tributary Small Company Fund and the Tributary Nebraska Tax-Free Fund (each a "Fund" and collectively, the "Funds"). The special meeting is scheduled to be held on November 18, 2016 at 9:00 a.m. Central Time (the "Meeting") at the offices of the Company located at 1620 Dodge Street, 8th Floor, Omaha, Nebraska 68197. Please take the time to read the proxy statement and cast your vote.

The purpose of the Meeting is to seek your approval on the election and re-election of the Board of Directors and to seek your approval with respect to a revised fundamental investment policy with respect to the Short-Intermediate Bond Fund and the Income Fund. The revised fundamental investment policy will allow each such Fund to invest more than 25% of its assets in certain types of mortgage-backed securities, specifically commercial mortgage-backed securities and residential mortgage-backed securities, taken together in the aggregate, provided that not more than 25% of a Fund's assets will be invested in either commercial mortgage-backed securities or residential mortgage-backed securities.

The Board of Directors has concluded that all the proposals included in the proxy statement are in the best interests of the Company and its shareholders (the "Shareholders") and recommend that Shareholders vote in favor of each proposal for which they are eligible to vote. There is a summary at the beginning of the proxy statement that briefly describes each proposal.

We appreciate your participation and prompt response in this matter and thank you for your continued support.

Sincerely,

/s/ Stephen C. Wade
Stephen C. Wade
President and Chairman

TRIBUTARY FUNDS, INC.
1620 DODGE STREET, 8th Floor
OMAHA, NEBRASKA 68197

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the shareholders of Tributary Funds, Inc.:

A special meeting of the shareholders (the "Shareholders") of Tributary Funds, Inc. (the "Company") will be held on November 18, 2016 at 9:00 a.m. Central Time (the "Meeting") at the Company's offices, located at 1620 Dodge Street, 8th Floor, Omaha, Nebraska 68197, for the following purposes:

(1) To elect and re-elect six nominees to Company's Board of Directors, including the filling of two existing vacancies on the Board of Directors. The vacancies were created as a result of the Board's determination to increase the size of the Board from four to six members. This proposal applies to all Fund Shareholders.

(2) To approve a revised fundamental investment policy as concerns the Short-Intermediate Bond Fund's and the Income Fund's concentration in certain mortgage-backed securities. This proposal applies to Shareholders of the Short-Intermediate Bond Fund and the Income Fund only.

The Board has fixed the close of business on September 15, 2016 as the record date for determining Shareholders who are entitled to notice of, and to vote at, the Meeting and any adjournment thereof.

You are cordially invited to attend the Meeting. Shareholders who do not expect to attend the Meeting are requested to complete, sign, and return the enclosed proxy promptly. The enclosed proxy is being solicited by the Company's Board of Directors.

Your vote is important. Whether or not you plan to attend the meeting, please vote.

By Order of the Board of Directors,

Gino Malaspina
Secretary

October XX, 2016

> **IMPORTANT—We urge you to sign and date the enclosed proxy card and return it in the enclosed addressed envelope, which requires no postage and is intended for your convenience. You may also vote through the internet by visiting the website address on your proxy card or by telephone by using the toll-free number on your proxy card. If you can attend the Meeting and wish to vote your shares in person at that time, you will be able to do so.**

PROXY STATEMENT

TRIBUTARY FUNDS, INC.

1620 DODGE STREET, 8th Floor
OMAHA, NEBRASKA 68197

SPECIAL MEETING OF SHAREHOLDERS OF
TRIBUTARY FUNDS, INC.
NOVEMBER 18, 2016

SOLICITATION OF PROXIES ON BEHALF OF THE
TRIBUTARY FUNDS, INC. BOARD OF DIRECTORS

This proxy statement ("Proxy Statement") is furnished in connection with the solicitation of proxies on behalf of the Board of Directors (the "Board") of Tributary Funds, Inc. (the "Company") for use at a special meeting of shareholders of each series of Tributary Funds, Inc. (the "Shareholders") for the purposes set forth in the accompanying Notice of Special Meeting of Shareholders ("Notice") to be held at 9:00 a.m. Central Time on November 18, 2016 (the "Meeting"), at the Company's offices, located at 1620 Dodge Street, 8th Floor, Omaha, Nebraska 68197, and at any adjournment of the meeting. The approximate mailing date of this Proxy Statement is October XX, 2016.

Important Notice Regarding the Internet Availability of Proxy and Other Materials for the Meeting:

This Proxy Statement and the accompanying Notice of Special Meeting of Shareholders and form of proxy card also are available on Tributary Funds, Inc.'s website at:

www.tributaryfunds.com

Computershare Fund Services, 280 Oser Avenue, Hauppauge, New York 11788 has been engaged to assist in the solicitation of proxies for the Company, at an estimated cost of approximately $35,726 plus expenses. In addition, the Company may request personnel of the Co-Administrators (as defined herein) to assist in the solicitation of proxies for no separate compensation. It is anticipated that the Company will request brokers, custodians, nominees, and fiduciaries that are record owners of stock to forward proxy materials to their principals and obtain authorization for the execution of proxies. The Company will bear the cost of soliciting proxies.

The Board has fixed the close of business on September 15, 2016, as the record date (the "Record Date") for the determination of Shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Shareholders on the Record Date will be entitled to one vote for each share of a particular series of the Company (each, a "Fund" and together, the "Funds") held in his or her name, with proportional voting rights for fractional shares. Shareholders on the Record Date will have cumulative voting rights. Based upon records of the Company and the Funds' transfer agent, persons who beneficially or of record own more than five percent of a Fund's outstanding shares as of the Record Date are listed in Appendix B. Prior to completing the attached proxy cards, Shareholders should review all voting information presented below under "Additional Information About the Company."

SUMMARY OF PROPOSALS

While you should read the full text of this Proxy Statement, here is a brief summary of each of the proposals and how it will affect the Funds.

The following proposals will be considered and acted upon at the Meeting:

> (1) election and re-election of the current Directors as well as two new Director nominees to fill existing vacancies on the Board (the vacancies were created as a result of the Board's determination to increase the size of the Board from four to six members); and

> (2) a revised fundamental investment policy as concerns the investment concentration in certain mortgage-backed securities of the Short-Intermediate Bond Fund and Income Fund.

The following table lists the Shareholders of which Funds vote on these proposals.

Proposal	Shareholders Entitled to Vote
Election of Directors: Elect and re-elect current directors as well as two new director nominees to the Board	Shareholders of all Funds, voting together
Fundamental Investment Policy: a revised fundamental investment policy as concerns the Short-Intermediate Bond Fund's and Income Fund's concentration in certain mortgage-backed securities	Shareholders of the Short-Intermediate Bond Fund and Income Fund, voting separately by Fund

PROPOSAL NO. 1 (ALL SHAREHOLDERS) – ELECTION OF DIRECTORS AND DIRECTOR NOMINEES TO THE BOARD

Under this proposal, the Board recommends that Shareholders of the Funds elect and re-elect each of the current directors to the Board: Robert A. Reed, Gary D. Parker, John J. McCartney and Stephen C. Wade, and elect two new director nominees, David F. Larrabee and Brittany Fahrenkrog, to fill existing vacancies on the Board. The vacancies were created as a result of the Board's determination to increase the size of the Board from four to six members. As further discussed below, the Board determined this was an appropriate time to add an additional Independent Director (as defined below) as well as an additional interested director affiliated with the Funds' investment adviser. The Company will be managed by the directors in accordance with the laws of Nebraska governing corporations. The Board oversees all of the Funds. Directors serve until their respective successors have been elected and qualified or until their earlier death, resignation or removal. The directors appoint the Company's officers to actively supervise its day-to-day operations.

PROPOSAL NO. 2 (SHAREHOLDERS OF THE SHORT-INTERMEDIATE BOND FUND AND INCOME FUND) – TO APPROVE A REVISED FUNDAMENTAL INVESTMENT POLICY

Under this proposal, the Board recommends that Shareholders of the Short-Intermediate Bond Fund and Income Fund each approve a revised fundamental investment policy which will allow each such Fund to invest more than 25% of its assets in certain types of mortgage-backed securities, specifically commercial mortgage-backed securities and residential mortgage-backed securities, taken together in the aggregate, provided that not more than 25% of a Fund's assets will be invested in either commercial mortgage-backed securities or residential mortgage-backed securities.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR EACH PROPOSAL FOR WHICH YOU ARE ELIGIBLE TO VOTE.

SHAREHOLDER REPORTS

The Company's audited financial statements in the form of the Annual Report, dated March 31, 2016, have been mailed to Shareholders before this proxy mailing. The Company will furnish, without charge, a copy of the Annual Report to any Shareholder who requests the report. Shareholders may obtain such reports by visiting www.tributaryfunds.com; calling 1-800-662-4203; or by writing to the Company at Tributary Funds Service Center, P.O. Box 219022, Kansas City, Missouri 64121-9022.

PROPOSAL 1

ELECTION OF DIRECTORS AND DIRECTOR NOMINEES TO THE BOARD
(ALL SHAREHOLDERS)

REQUIRED VOTE

The Board recommends that Shareholders of the Funds elect to the Board Stephen C. Wade, a current director elected by the Board members to serve as a Director of the Funds effective on September 30, 2016. The Board also recommends that Shareholders of the Funds re-elect the following current directors to the Board: Robert A. Reed, Gary D. Parker and John J. McCartney. The Board further recommends that Shareholders elect two new director nominees to fill existing vacancies on the Board: David F. Larrabee and Brittany Fahrenkrog. Each nominee must be elected by a plurality of the shares of the Company voted at the Meeting. The Funds' shares have cumulative voting rights meaning that each Shareholder is entitled to cast the number of votes determined by multiplying the total number of shares of all Funds owned by the Shareholder by the number of directors and director nominees (six) and casting all the votes for one director or director nominee, or distributing them among two or more directors or director nominees. Shareholders who wish to cumulate their votes must attend the Meeting and vote in person. This Proxy Statement does not solicit discretionary authority to cumulate votes. If elected by Shareholders, Mr. Reed, Mr. Parker, Mr. McCartney and Mr. Wade will continue in office and Mr. Larrabee and Ms. Fahrenkrog will take office immediately after the Meeting. Shares of each Fund will be counted together in determining the results of the voting for Proposal 1.

If any director standing for election shall by reason of death or for any other reason becomes unavailable as a candidate at the Meeting, votes pursuant to the enclosed proxy will be cast for a substitute candidate by the proxies named on the proxy card, present and acting at the Meeting. Any such substitute candidate for election as a director shall be made by a majority of the directors of the Funds who are not "interested persons" (as defined in the Investment Company Act of 1940, as amended (the "1940 Act") ("Independent Directors") of the Funds. The Board has no reason to believe that any current director will become unavailable for election as a director.

DIRECTOR AND DIRECTOR NOMINEES' INFORMATION

Background

The Company will be managed by the directors in accordance with the laws of Nebraska governing corporations. The Board oversees all of the Funds. Directors serve until their respective successors have been elected and qualified or until their earlier death, resignation or removal. The directors appoint the Company's officers to actively supervise its day-to-day operations.

Please see Appendix A to this Proxy Statement for the business addresses, ages, principal occupations during the last five years, other current directorships as well as the specific experience, qualifications, attributes, and skills that led to the conclusion that each person should serve as a director for the Funds.

Board Structure

Because of the Company's smaller size relative to other mutual fund families, for a number of years the structure of its Board has been smaller than is typical for larger scale fund families. Since the Company's shareholders last elected directors to the Board in 2010, however, the Funds have grown considerably in assets, added an Institutional Plus share class and have expanded their distribution network. Presently, the Board has four directors, three of whom are not "interested persons" (as defined in the 1940 Act) of the Funds, the Funds' investment adviser or sub-adviser, or the Funds' various service providers. Accordingly, the Company's Board as presently constituted consists of seventy-five percent Independent Directors. Upon the election of David F. Larrabee and Brittany Fahrenkrog as Directors, the Company's Board will be comprised of two-thirds Independent Directors.

Because of the Funds' long-standing affiliation with First National of Nebraska, Inc. ("FNNI") (the parent of Tributary Capital Management, LLC's immediate corporate parent, First National Bank of Omaha) and its related entities, the Company has always had at least one director who is affiliated with FNNI or its related entities, an arrangement which is quite common in the fund industry. Presently, the Funds' one interested director meets the definition of "interested" under the 1940 Act because of his affiliation with First National Bank of Omaha, and as an owner of securities issued by FNNI. Mr. Wade, the existing "interested" director, currently serves as the Company's Chairman of the Board and President, and was elected to serve in these capacities by the Funds' Board on September 30, 2016 to replace Stephen R. Frantz, who resigned as the Funds' Director, Chairman of the Board and President effective September 22, 2016. Given the Funds' increasing asset size and total number of Funds, we believe the Board's structure comprised of two-thirds Independent Directors (upon the election of Mr. Larrabee as an additional Independent Director, and Ms. Fahrenkrog as an additional "interested" director under Proposal 1) is appropriate, because the ratio of four Independent Directors to two "interested" directors will continue to provide the Independent Directors with a distinct ability to influence the Board's agenda and actions, while retaining continuity and presence of directors affiliated with FNNI and its affiliates. A two-thirds majority of Independent Directors will continue to provide an appropriate level of oversight of conflicts of interest among the Funds' investment adviser, subadviser and the Funds when considering the terms of any advisory contracts, as well as nominating directors to serve on the Board in the future, while allowing for continued liaison with FNNI and Fund management to benefit shareholders through exposure to management's resources for the Funds.

Given the increasing size of the Funds' assets, additional regulatory rulemaking initiatives and an expanded distribution network developed since 2010, an increase in the number of directors, including those "interested" directors affiliated with FNNI and its affiliates, is warranted to serve Fund shareholders in evaluating portfolio risk, overseeing compliance, and managing conflicts in intermediary distribution relationships.

The Board has appointed John J. McCartney as lead Independent Director. The Board has designated a lead Independent Director to serve as the primary liaison between the Independent Directors and the Adviser. All committee matters which should be decided by Independent Directors currently are determined by the three Independent Directors functioning as a committee, or as the only Independent Directors, as applicable.

The Board has formed two committees, the Audit Committee and the Corporate Governance and Nominations Committee, which are generally charged with determining the Company's most important corporate governance matters, such as reviewing the Funds' reported financial information and nominating new directors for shareholder election. Both of those committees are now comprised solely of the three Independent Directors, and upon the election of the new Directors under Proposal 1, will continue to be comprised only of Independent Directors. Please see the description below regarding the specific responsibilities of those committees.

The Board's role in overseeing the risks of the Funds begins with its duties imposed by it under both the 1940 Act and state corporate law—as the body which is charged with supervision of the Funds overall operations. In addition to reviewing periodic reports provided to the Board from the Funds' various service providers, the Board meets, usually in person, at least quarterly to discuss the Funds' operations, performance, and other matters such as review of compliance concerns, if any. The Board has caused the Funds to engage with certain service providers which assist it in overseeing the Funds' operations. For example, the Funds' co-administrators are primarily responsible for assuring the Funds' accounting is appropriately managed and the Funds' internal operations are appropriately carried out, the Funds' investment advisers are primarily responsible for implementing the Funds' respective investment programs, and the Funds' independent auditors are primarily responsible for conducting the annual audit of the Funds' financial statements. The Board oversees the activities of all of these service providers.

In addition, the Board's committee structure further enables it to oversee the Funds' risks. The primary committee in this regard is the Audit Committee, which is comprised entirely of Independent Directors. The Funds' independent auditors must report their findings and conclusions respecting their annual audit of the Funds' financial statements. Furthermore, the Funds' internal policies require service providers and other persons to report compliance and similar risk matters to the attention of the Audit Committee.

The Board has determined that its leadership structure is appropriate based on the size of the Funds, the Board's current responsibilities, each of the director's ability to participate in the oversight of the Funds, and committee transparency. As noted above, two-thirds of the Board will be comprised of Independent Directors, and these Independent Directors serve on committees designed to facilitate the governance of the Funds and provide risk oversight. Additionally, the Board believes that its existing directors provide exceptional leadership and management experience to the Funds.

Beneficial Ownership

The table below sets forth the amount of Shares beneficially owned by each director and each nominee for election as director in each Fund stated as one of the following dollar ranges: None; $1-$10,000; $10,001-$50,000; $50,001-$100,000; or over $100,000. The information below is provided as of December 31, 2015 with respect to Messrs. Reed, Parker and McCartney, and as of June 30, 2016 for the other director and director nominees.

| | Independent Directors | | | Interested Director | Independent Director Nominee | Interested Director Nominee |
	Mr. Reed	Mr. Parker	Mr. McCartney	Mr. Wade	Mr. Larrabee	Ms. Fahrenkrog
Tributary Short-Intermediate Bond Fund	None	None	None	$10,001-$50,000	None	$1-$10,000
Tributary Income Fund	None	None	None	None	None	None
Tributary Balanced Fund	None	None	None	None	None	$10,001-$50,000
Tributary Growth Opportunities Fund	$50,001-$100,000	None	None	$50,001-$100,000	None	$10,001-$50,000
Tributary Small Company Fund	$50,001-$100,000	None	None	$10,001-$50,000	None	$50,001-$100,000

8

	Mr. Reed	Independent Directors Mr. Parker	Mr. McCartney	Interested Director Mr. Wade	Independent Director Nominee Mr. Larrabee	Interested Director Nominee Ms. Fahrenkrog
Tributary Nebraska Tax-Free Fund	None	None	None	None	None	None
Aggregate of all Funds	Over $100,000	None	None	Over $100,000	None	Over $100,000

Compensation

The following table sets forth certain information concerning compensation paid by the Funds to its current directors in the fiscal year ended March 31, 2016. Director nominees Mr. Larrabee and Ms. Fahrenkrog received no compensation from the Funds during the fiscal year ended March 31, 2016.

Name and Position	Aggregate Compensation From the Funds	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Retirement Benefits	Total Compensation From the Funds
Interested Director				
Stephen C. Wade Chairman, President and Director	$0	$0	$0	$0
Independent Directors				
Robert A. Reed Director	$13,500	$0	$0	$13,500
Gary D. Parker Director	$13,500	$0	$0	$13,500
John J. McCartney Director	$13,500	$0	$0	$13,500

The Company's officers receive no compensation directly from the Funds for performing the duties of their offices. The officers may, from time to time, serve as officers of other investment companies. Atlantic Fund Administration, LLC (d/b/a Atlantic Fund Services) ("Atlantic") and Tributary Capital Management, LLC, serve as the Funds' Co-Administrators and receive fees from each of the Funds for acting as Co-Administrator. Ms. Shaw and Mr. Malaspina are employees of, and as such are compensated by, Atlantic. Foreside Financial Group, LLC, or an affiliate or subsidiary thereof ("Foreside"), provides the Funds with certain compliance services as the successor to Beacon Hill Fund Services, Inc. Mr. Ruehle is an employee of Foreside and, as such, is compensated by Foreside. Ms. Fahrenkrog is an employee of Tributary Capital Management, LLC and as such, is compensated by Tributary. The biographies with respect to each of the Company's officers are included in Appendix A.

<u>Board Meeting Attendance</u>

During the fiscal year ended March 31, 2016, the Board held six meetings. Each of the then current Directors attended at least 75% of the aggregate of the total number of meetings of the Board, and the total number of meetings held by all committees of the Board on which he served. The Company also encourages all of its directors to attend its Shareholders' meetings, though the Company did not hold a Shareholders' meeting last year.

<u>Committees</u>

The Board has established the following committees:

Audit Committee. The Board's Audit Committee is responsible for, among other things, reviewing and recommending to the Board the selection of the Funds' independent registered public accounting firm, reviewing the scope of the proposed audits of the Funds, reviewing the results of the annual audits of the Funds' financial statements with the independent registered public accounting firm and interacting with the Funds' independent auditors on behalf of the full Board. The Audit Committee currently consists of each of the Independent Directors. The Audit Committee held four meetings during the fiscal year ended March 31, 2016. The Audit Committee adopted a Charter effective February 5, 2004, as amended May 19, 2010, November 18, 2010, and November 15, 2012.

Corporate Governance and Nominations Committee. The Corporate Governance and Nominations Committee is responsible for reviewing the Board's governance practices and procedures, reviewing the composition of the Board and its committees, and screening and nominating candidates for election to the Board as Independent Directors. The Corporate Governance and Nominations Committee is comprised of the Independent Directors. The Corporate Governance and Nominations Committee held three meetings during the fiscal year ended March 31, 2016. The Corporate Governance and Nominations Committee has adopted a Charter effective November 15, 2004, as amended August 1, 2010, November 18, 2010, November 15, 2012 and July 18, 2016. The Committee has established a policy that it will receive and consider recommendations for nomination of Independent Director candidates from other persons, including the shareholders of the Funds. As the Company does not intend to hold shareholder meetings each year, the Corporate Governance and Nominations Committee will accept shareholder recommendations for nominees to the Company's Board of Directors on a continuous basis. Recommendations can be submitted to: Tributary Funds, Inc., 1620 Dodge Street, Mail Stop 1089, Omaha, NE 68102, Attention: Chairman, Corporate Governance and Nominations Committee.

In considering candidates for selection or nomination to the Board, the Corporate Governance and Nominations Committee will consider various factors, including a candidate's education, professional experience (including experience in the insurance and mutual fund industries), the results of in-person meetings with the candidate, the views of management of the Advisers with respect to the candidate, the candidate's other business and professional activities, and other factors that may be deemed relevant by the Corporate Governance and Nominations Committee. The Board focuses on each director's ability to contribute to the Board's oversight of the Funds. The Corporate Governance and Nominations Committee of the Board has adopted a policy to consider diversity when identifying director nominees. The criteria developed by the Corporate Governance and Nominations Committee with respect to the new Independent Directors included five diversity characteristics in evaluating nominees as a director. Diversity was considered by the current directors in selecting nominees both as part of the formal Committee meetings and otherwise in the selection process of the new Independent Director.

As the Corporate Governance and Nominations Committee began the process of seeking new Independent Directors this year, the Committee adopted written criteria to guide the search. These criteria have been incorporated into the Committee's Charter. Under these criteria, in addition to factors including mutual fund industry experience, executive experience and leadership skills, the criteria provided for consideration of diversity, not only in terms of race, gender and age, but also in terms of business experience relative to the full Board. Consistent with these Charter provisions, the Committee sought diverse candidates for the Board, resulting in a new Independent Director nominee with significant mutual fund operations and distribution experience. The Board evaluates the effectiveness of the diversity policy as part of an annual Board and Committee self-assessment process.

Fair Value Committee. The Board has a standing Fair Value Committee that is composed of various representatives of the Company's service providers, as appointed by the Board. The Fair Value Committee operates under procedures approved by the Board. The principal responsibilities of the Fair Value Committee are to determine the fair value of securities for which current market quotations are not readily available. The Fair Value Committee meets periodically, as necessary, and met twelve times during the fiscal year ended March 31, 2016.


PROPOSAL 2

APPROVAL OF
REVISED FUNDAMENTAL INVESTMENT POLICY CONCERNING
INVESTMENTS IN CERTAIN MORTGAGE-BACKED SECURITIES, ON BEHALF OF THE SHORT-INTERMEDIATE BOND FUND AND THE INCOME FUND
(ONLY THE SHORT-INTERMEDIATE BOND FUND'S AND INCOME FUND'S SHAREHOLDERS)


REQUIRED VOTE

Approval of the revised fundamental investment limitation requires the affirmative vote of a majority of the outstanding voting securities of each of the Short-Intermediate Bond Fund and Income Fund. Under the 1940 Act, a majority of each such Fund's outstanding voting securities is defined as the lesser of (i) 67% or more of the outstanding shares represented at a meeting at which more than 50% of each Fund's outstanding shares are present in person or represented by proxy, or (ii) more than 50% of each Fund's outstanding shares. If the revised fundamental investment limitation is not so approved by the Short-Intermediate Bond Fund's or the Income Fund's Shareholders, the current fundamental investment limitation with respect to a particular Fund for which the revised limitation is not approved will remain in place.

CURRENT FUNDAMENTAL INVESTMENT POLICY

The 1940 Act requires mutual funds, such as the Funds, to establish and disclose in their registration statements certain "fundamental" investment policies that can only be changed by shareholder vote, including a policy that restricts a fund's ability to "concentrate" its investments in a particular industry or group of industries. The current fundamental investment restriction for the Funds refers to the SEC's interpretation of the meaning of the term "concentrate," which generally involves investments of 25% or more of a fund's assets.

The Funds' current fundamental investment policy concerning concentration is as follows:

None of the Funds will:

Purchase any securities which would cause more than 25% of the value of a Fund's total assets at the time of purchase to be invested in securities of one or more issuers conducting their principal business activities in the same industry provided that: (i) there is no limitation with respect to obligations issued or guaranteed by the U.S. government or its agencies or instrumentalities and repurchase agreements secured by obligations of the U.S. government or its agencies or instrumentalities; (ii) wholly owned finance companies will be considered to be in the industries of their parents if their activities are primarily related to financing the activities of their parents; and (iii) utilities will be divided according to their services i.e., gas, gas transmission, electric, and telephone will each be considered a separate industry;

REVISED FUNDAMENTAL INVESTMENT POLICY

A revised fundamental investment policy concerning concentration is proposed for the Short-Intermediate Bond Fund and the Income Fund, in order to allow these Funds to invest more than 25% of their respective assets in certain types of mortgage-backed securities, specifically commercial mortgage-backed securities and residential mortgage-backed securities, taken together in the aggregate.

The Board proposes the following as the revised fundamental investment policy as concerns concentration:

Neither the Short-Intermediate Bond Fund nor the Income Fund will:

Purchase any securities which would cause more than 25% of the value of a Fund's total assets at the time of purchase to be invested in securities of one or more issuers conducting their principal business activities in the same industry, provided that: (i) there is no limitation with respect to obligations issued or guaranteed by the U.S. government or its agencies or instrumentalities, and repurchase agreements secured by obligations of the U.S. government or its agencies or instrumentalities; (ii) wholly owned finance companies will be considered to be in the industries of their parents if their activities are primarily related to financing the activities of their parents; (iii) utilities will be divided according to their services i.e., gas, gas transmission, electric, and telephone will each be considered a separate industry; and (iv) a Fund may invest more than 25% of its assets in commercial mortgage-backed securities and residential mortgage-backed securities, in the aggregate, provided that not more than 25% of a Fund's assets will be invested in either commercial mortgage-backed securities or residential mortgage-backed securities.

BASIS FOR THE BOARD RECOMMENDATION

All registered investment companies are required to have a fundamental policy about concentration of their investments in a particular industry or group of industries. While the 1940 Act does not define "concentration," the SEC has taken the position that investment of 25% or more of a fund's total assets in one or more issuers conducting their principal activities in the same industry constitutes concentration.

The Short-Intermediate Bond Fund and the Income Fund currently have a fundamental policy that prohibits a Fund from investing more than 25% of its total assets in securities of companies principally engaged in one industry. The Funds consider commercial mortgage-backed securities and residential mortgage-backed securities to exhibit fundamentally distinct characteristics and risks, and accordingly view commercial mortgage-backed securities and residential mortgage-backed securities as separate industries, notwithstanding the real estate nature of both. However, to the extent that commercial mortgage-backed securities and residential mortgage-backed securities are viewed as the same industry, the revised fundamental policy permits the Short-Intermediate Bond Fund and the Income Fund to invest more than 25% of their assets in commercial mortgage-backed and residential mortgage-backed securities, in the aggregate. However, consistent with current practice, not more than 25% of either such Fund's assets will be invested in either commercial mortgage-backed securities or residential mortgage-backed securities. Neither the Short-Intermediate Bond Fund nor the Income Fund anticipate any material change in their portfolio investment mix as a result of this policy change.

INDEPENDENT AUDITOR

The Funds' financial statements for the fiscal years ended March 31, 2016 and March 31, 2015 were audited by Cohen Fund Audit Services, Ltd. ("Cohen") and KPMG LLP ("KPMG"), respectively. Cohen has been approved as the Funds' independent registered public accountant for the fiscal year ending March 31, 2017.

Fees for Services. The following table shows fees billed by Cohen during the 2016 fiscal year and the fees billed by KPMG during the 2015 fiscal year for audit, audit-related, tax and other services provided to the Funds.

Fees for Services Rendered to the Funds by the Independent Auditor

Fiscal Year	Audit Fees	Audit-Related Fees(1)	Tax Fees(2)	All Other Fees
2016	$84,000	$0	$18,000	$0
2015	$89,000	$6,808	$23,625	$0

(1) Audit Related fees for 2015 were incurred for the auditor's consent on the Funds' registration statement amendment, and out of pocket expenses.

(2) Tax fees for 2016 consist of review or preparation of U.S. federal, state, local and excise tax returns. Tax Fees for 2015 are the aggregate fees billed for federal income tax and Nebraska Corporate Tax Return reviews and distribution calculation and federal excise tax return review.

There were no fees billed by Cohen during the 2016 fiscal year or by KPMG during the 2015 fiscal year for audit-related, tax and other services provided to any entity controlling, controlled by, or under common control with the Adviser that provided ongoing services to the Funds (the "Adviser Entities") that were directly related to the Fund's operations and financial reporting. For the fiscal years ended March 31, 2016 and March 31, 2015, there were no fees billed for non-audit services rendered by Cohen or KPMG, respectively, to the Funds and the Adviser Entities.

Audit Committee Pre-Approval Procedures. The Company's Audit Committee has not adopted pre-approval policies and procedures. Instead, the Audit Committee approves each audit and non-audit service before the accountant is engaged to provide such service.

New Independent Auditors. At a meeting held on August 17, 2015, based on Audit Committee recommendations and approvals, the full Board of Directors unanimously voted to approve Cohen as the Funds' new independent auditors in place of KPMG for the fiscal year ending March 31, 2016 to review, sign and certify any financial statement of the Funds for filing with the U.S. Securities and Exchange Commission and to assist in the preparation of the appropriate tax returns for the Funds. During each of the 2015 and 2014 fiscal years and the interim period between March 31, 2015 and August 17, 2015, there was no disagreement between KPMG and the Funds on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreement, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreement in a KPMG report. The audit opinions of KPMG on the Funds' financial statements for the 2015 and 2014 fiscal years did not contain any adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During each of the 2015 and 2014 fiscal years and the interim period between March 31, 2015 and August 17, 2015, neither the Funds nor anyone on their behalf consulted Cohen on items concerning the application of accounting principles to a specified transaction (either completed or proposed) or the type of audit opinion that might be rendered on the Funds' financial statements, or concerning the subject of any disagreement with the Funds or reportable events.

Representatives of Cohen are not expected to be present at the Meeting but will be available by telephone to respond to appropriate questions and to make a statement if they desire to do so.


ADDITIONAL INFORMATION ABOUT THE COMPANY


DIRECTORS AND OFFICERS

Appendix A provides a list of each individual who has served as a director or executive officer of the Company since the beginning of the last fiscal year and any positions held with Tributary or the sub-adviser to the Funds. As of the Record Date, the officers and directors of the Company as a group beneficially owned less than 1% of the outstanding shares of any Fund.

PRINCIPAL SHAREHOLDERS

As of the Record Date, the persons shown on <u>Appendix B</u> were the only persons known to the Company to be the record or beneficial owners of 5% or more of any Fund. The Company believes that most of the shares referred to in <u>Appendix B</u> were held by such holders in accounts for their fiduciary, agency, or custodial accounts.

INVESTMENT ADVISER AND INVESTMENT SUB-ADVISER

Tributary Capital Management, LLC, 1620 Dodge Street, Stop 1089, Omaha, Nebraska 68197, serves as the Funds' investment adviser. First National Fund Advisers, 215 West Oak Street, 4th Floor, Fort Collins, Colorado 80521 and 14010 FNB Parkway, Omaha, Nebraska 68154, serves as the investment sub-adviser to the Short-Intermediate Bond Fund, Income Fund, Balanced Fund, Growth Opportunities Fund and Nebraska Tax-Free Fund.

CO-ADMINISTRATORS

Tributary serves as a co-administrator ("Co-Administrator") for each Fund, assisting in the supervision of certain aspects of the Funds' operations, serving as on-site liaison between the Company and other service providers, as well as providing statistical and research data. Tributary also assists in the preparation of certain compliance filings required under state law, and provides other services, including assisting in the preparation and distribution of shareholder reports.

Atlantic, 3 Canal Plaza, Suite 600, Portland, Maine 04101, also serves as a Co-Administrator for each Fund, providing fund accounting, administrative, recordkeeping, tax-related, compliance support, and other reporting services for the Funds.

MATERIAL BUSINESS RELATIONSHIPS

Neither Tributary, nor the investment sub-adviser to the Funds is aware of any affiliation or material business relationship between any principal of such Adviser and the Funds, its distributor, or any other organization that provides investment advisory services to the Funds.

DISTRIBUTOR

Northern Lights Distributors, LLC, 17605 Wright Street, Omaha, Nebraska 68130, is the distributor for the Funds.

VOTING INFORMATION

The vote required to approve a proposal is set forth at the beginning of the description of that proposal. As of the close of business on the Record Date, the Funds had the following outstanding shares:

Fund	Total Shares Outstanding	Institutional Class Shares Outstanding	Institutional Plus Class Shares Outstanding
Tributary Short-Intermediate Bond Fund	14,289,732.226	1,516,807.621	12,772,924.605
Tributary Income Fund	21,319,908.386	601,905.691	20,718,002.695
Tributary Balanced Fund	5,806,018.461	3,820,012.929	1,986,005.532
Tributary Growth Opportunities Fund	9,222,422.923	2,670,728.931	6,551,693.992
Tributary Small Company Fund	14,030,573.012	4,729,470.675	9,301,102.337
Tributary Nebraska Tax-Free Fund	6,843,775.008	0	6,843,775.008

Each share outstanding is entitled to one vote per share in his or her name, with proportional voting for fractional shares. The Funds' shares have cumulative voting rights.

The persons named in the enclosed proxy will vote shares of the Funds in accordance with instructions received from Shareholders. Shares held by Shareholders present in person or represented by proxy at the Meeting will be counted both for the purpose of determining the presence of a quorum and for calculating the votes cast on any proposal before the Meeting for which they are entitled to vote. Shares represented by timely and properly executed proxies will be voted as specified. Executed proxies that are unmarked will be voted in favor of the proposals set forth in the Notice for which the Shareholder is entitled to vote. Holders of a majority of the outstanding shares as of the Record Date constitute a quorum.

A proxy may be revoked at any time prior to its exercise by written notice, by execution of a subsequent proxy, or by attending the Meeting and voting in person. However, attendance at the Meeting, by itself, will not serve to revoke a proxy. An abstention or broker non-vote on any proposal by a Shareholder will be counted for purposes of establishing a quorum. With respect to Proposals 1 and 2, abstentions and broker non-votes will be considered votes "against" such proposals. Broker non-votes are proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other person entitled to vote shares on a particular matter with respect to which the brokers or nominees do not have discretionary voting power.

In the event that a sufficient number of votes to approve a proposal are not received, the Funds may propose one or more adjournments of the Meeting to permit further solicitation of voting instructions, or for any other purpose. A vote may be taken on any proposal prior to an adjournment if sufficient votes have been received for approval. Any adjournment will require the affirmative vote of a majority of those shares represented at the meeting in person or by proxy. Unless otherwise instructed, proxies will be voted in favor of any adjournment. At any subsequent reconvening of the Meeting, proxies will (unless previously revoked) be voted in the same manner as they would have been voted at the Meeting.

SHAREHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

Shareholders may address correspondence that relates to the Funds, to the Board as a whole, or to individual directors and send such correspondence to Tributary Funds, Inc., Director of Fund Services at the Company's principal executive office: Tributary Funds, Inc., 1620 Dodge Street, Stop 1089, Omaha, Nebraska 68197. Upon receipt, all such shareholder correspondence will be directed to the attention of the addressee.

EXPENSES OF THE MEETING

The Company will pay for the costs of the Meeting, and any adjournment thereof, the preparation, printing, and mailing of the enclosed proxy, Notice, and this Proxy Statement, and all other costs incurred in connection with the solicitation of proxies, and the related Board and Shareholder meetings.

PROPOSALS FOR FUTURE SHAREHOLDER MEETINGS

The Company does not intend to hold shareholder meetings each year, but the Board may call meetings from time to time. Proposals of Shareholders that are intended to be presented at a future shareholder meeting must be received by the Company in writing at a reasonable time prior to the date of a meeting of shareholders in order to be considered for inclusion in the proxy materials for a meeting. Timely submission of a proposal does not, however, necessarily mean that the proposal will be included. A Shareholder who wishes to make a proposal at the next meeting of Shareholders, without including the proposal in the Company's proxy statement, must notify the Company's Secretary in writing of such proposal within a reasonable time prior to the date proxy materials are provided for the meeting. If a Shareholder fails to give timely notice, then the persons named as proxies in the proxies solicited by the Board for the next meeting of Shareholders may exercise discretionary voting power with respect to any such proposal.

LEGAL PROCEEDINGS

There are no material pending legal proceedings to which any director, nominee, or affiliated person of such director, or nominee is a party adverse to the Funds or any of their affiliated persons or has a material interest adverse to the Funds or any of their affiliated persons.

HOUSEHOLDING OF PROXY STATEMENTS

As permitted by law, only one copy of this Proxy Statement may be delivered to the Funds' shareholders residing at the same address, unless such stockholders have notified the Funds of their desire to receive multiple copies of the shareholder reports and proxy statements that the Funds send. If you would like to receive an additional copy, please call 1-800-662-4203; or write to the Company at Tributary Funds Service Center, P.O. Box 219022, Kansas City, Missouri 64121-9022. The Funds will then promptly deliver, upon request, a separate copy of this Proxy Statement to any stockholder residing at an address to which only one copy was mailed. Stockholders wishing to receive separate copies of the Funds' shareholder reports and proxy statements in the future, and stockholders sharing an address that wish to receive a single copy if they are receiving multiple copies, should also send a request as indicated.

OTHER BUSINESS

The Board knows of no other business to be brought before the Meeting. If other business should properly come before the Meeting, the proxy holders will vote thereon in their discretion.

APPENDIX A

Directors

Name, Age and Address	Position(s) held with Funds	Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director	Other Directorships Held by Director
Independent Directors and Independent Director Nominee					
Robert A. Reed 1620 Dodge Street Omaha, NE 68197 Age: 76	Director; Chairman, Corporate Governance and Nominations Committee	Since 1994	Retired. President and Chief Executive Officer, Physicians Mutual Insurance Company and Physicians Life Insurance Company (1974 to December 2014).	6	None.
Gary D. Parker 1620 Dodge Street Omaha, NE 68197 Age: 71	Director; Chairman, Audit Committee	Since 2005	Retired.	6	None.
John J. McCartney 1620 Dodge Street Omaha, NE 68197 Age: 72	Lead Independent Director	Since 2010	Retired.	6	None.
David F. Larrabee 1620 Dodge Street Omaha, NE 68197 Age: 56	Director Nominee	Will serve as Director until his successor is elected	Managing Member, AB & DFL KC, LLC (urban-core revitalization projects) (August 2015 to present); Managing Member, DFL Consulting, LLC (November 2012-present); and Senior Vice President, Intermediary Sales, American Century Investments, Inc. and President and CEO, American Century Investment Services, Inc. (broker/dealer subsidiary) (2009 to May 2012); prior to 2009, Mr. Larrabee held various senior positions with American Century Investments, Inc.	6	None.
Interested Director and Interested Director Nominee*					
Stephen C. Wade 1620 Dodge Street Omaha, NE 68197 Age: 51	Director, Chairman of the Board and President	Since September 2016	Senior Vice President - Investment Services, First National Bank of Omaha (December 2013 to present); Managing Director – Institutional Trust, First National Bank of Omaha (February 2011 to December 2013).	6	Director, First National Capital Markets, Inc.

Name, Age and Address	Position(s) held with Funds	Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director	Other Directorships Held by Director
Brittany Fahrenkrog 1620 Dodge Street Omaha, NE 68197 Age: 38	Director Nominee and Senior Vice President	Will serve as a Director until her successor is elected; Senior Vice President since September 2016	Director, Client Services, Tributary Capital Management, LLC (since May 2010).	6	None.

The following are the experience, qualifications, attributes and skills of each of the Company's Directors and Director nominees which led to the conclusion that they should serve as such.

Robert A. Reed. Until his retirement in 2014, Mr. Reed served as President and Chief Executive Officer of Physicians Mutual Insurance Company and Physicians Life Insurance Company. In his capacity as CEO, Mr. Reed supervised the investment and financial functions of the two insurance companies. Mr. Reed's extensive management experience, particularly his oversight responsibility with respect to regulatory matters, in these areas qualifies him to oversee the Company (including its relationship with its Advisers) and to serve as an Independent Director on the Board and Chair of the Corporate Governance and Nominations Committee.

Gary D. Parker. Until his retirement in 2000, Mr. Parker served for a number of years as Chairman, President, and CEO of Lindsay Corporation, a leading manufacturer of center pivot and lateral move irrigation systems, which is listed on the NYSE. In his capacity as Chairman and CEO of a public company, Mr. Parker supervised business and financial matters of that company as a board member and executive responsible to public investors. Mr. Parker's breadth of managerial and executive leadership in public company corporate governance and public financial reporting are experiences directly applicable to Mr. Parker's service as an Independent Director on the Board and Chair of the Audit Committee.

John J. McCartney. Until his retirement in 2007, Mr. McCartney was Executive Vice President and Chief Financial Officer of Zurich Insurance Group North America, a part of Zurich Financial Services, a global insurance-based financial services provider. During Mr. McCartney's time in this position, this Zurich unit grew from $9 billion to $16 billion in total assets. Mr. McCartney's responsibilities included significant emphasis on financial control, financial reporting, auditing, Sarbanes-Oxley compliance, and implementation of a new governance process. Mr. McCartney's more than 32 years of broad management experience of financial services companies, including oversight of investment portfolios, and his responsibilities for financial controls and Sarbanes-Oxley compliance, demonstrate relevant experience applicable to his duties in overseeing the Funds' operations and qualify him to serve as the lead Independent Director on the Board.

David F. Larrabee. Until his retirement in 2012, Mr. Larrabee served in executive management positions in the mutual fund industry as President and CEO of American Century Investment Services, Inc. and as Senior Vice President of American Century Investments, Inc. In these capacities, Mr. Larrabee developed significant experience in mutual fund operations, including product development and distribution. Mr. Larrabee's more than 30 years' experience in the financial services industry also includes positions with State Street Bank and Trust Company and UMB Bank, which included experience with daily fund operations such as custody and cash management. Mr. Larrabee's overall managerial experience in the mutual fund industry qualifies him to serve as a member of the Company's Board.

Stephen C. Wade. Mr. Wade's service as Senior Vice President – Investment Services of First National Bank of Omaha, as well as experience in other managerial roles with First National Bank of Omaha and as Chief Financial Officer of Castle Bank over a more than 20 year career in financial services brings relevant managerial experience in the financial services industry to the Company's Board, and qualifies him to serve as a member of the Company's Board.

Brittany Fahrenkrog. Ms. Fahrenkrog is qualified to serve as a member of the Company's Board based on her experience as Tributary Capital Management's Director of Client Services, where she acts as a key liaison between the Funds' Board of Directors and the Adviser and assists in new product development and strategic planning. In addition, Ms. Fahrenkrog began working on the Tributary Funds in 2005 and since that time has served as the principal administrator within Tributary Capital Management overseeing board directed initiatives, service providers, expense management and continues this role as Senior Vice President of the Funds. Ms. Fahrenkrog joined Tributary Capital Management's predecessor, First Investment Group in 2002 as a Marketing Specialist.

Officers

Name, Age and Address	Position(s) held with Funds	Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director	Other Directorships Held by Director
Current Officers					
Karen Shaw Three Canal Plaza Suite 600 Portland, Maine Age: 44	Treasurer; Principal Financial Officer	Since August 2015	Senior Vice President, Atlantic Fund Services (2008-present).	N/A	N/A
Rodney L. Ruehle 325 John H. McConnell Blvd., Suite 150 Columbus, Ohio 43215 Age: 47	Chief Compliance Officer and Anti-Money Laundering Officer	Since August 2009	Compliance Officer of Penn Series Funds, Inc. (2012 – present); Chief Compliance Officer of Advisers Investment Trust (2011 – present); Chief Compliance Officer of Asset Management Fund (2009 – present); Chief Compliance Officer of Tributary Funds, Inc. (2009 – present); Director, Foreside Financial Group, LLC (successor to Beacon Hill Fund Services, Inc.) (2008 – present).	N/A	N/A
Gino Malaspina Three Canal Plaza Suite 600 Portland, Maine 04101 Age: 48	Secretary	Since July 2016	Senior Counsel, Atlantic (since June 2014); Senior Counsel and Managing Director, Cipperman & Company/Cipperman Compliance Services LLC (2010-2014); and Associate, Stradley Ronon Stevens & Young, LLP, (2009-2010).	N/A	N/A

Name, Age and Address	Position(s) held with Funds	Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director	Other Directorships Held by Director
Previous Officers					
Stephen R. Frantz 1620 Dodge Street Omaha, NE 68197 Age: 58	Director, Chairman of the Board and President	2010-September 2016	Managing Director, Tributary Capital Management, LLC (May 2010 to present); Chief Investment Officer, First Investment Group (January 2005 to May 2010); Chief Investment Officer, FNBO Fund Advisers (January 2005 to May 2010).	6	None.
Marc Parsons 3 Canal Plaza, Suite 600, Portland, Maine 04101 Age: 48	Secretary	October 2015-June 2016	Senior Counsel, Atlantic (August 2015 – June 2016); Senior Legal Counsel, Fidelity Investments. (2006 -2014).	N/A	N/A
Amanda Ward 3 Canal Plaza Suite 600 Portland ME 04101 Age: 37	Secretary	August 2015-October 2015	Associate Counsel and Regulatory Administration Manager, Atlantic (June 2014 — October 2015); Legal Assistant, MetLife, Inc. (2008 — June 2014).	N/A	N/A
Daniel W. Koors 225 West Wacker Drive Suite 1200 Chicago, IL 60606 Age: 45	Treasurer	December 2009 - August 2015	Chief Operating Officer of Jackson National Asset Management, LLC ("JNAM") and Jackson Fund Services ("JFS"), a division of JNAM (2011- present); Treasurer and Chief Financial Officer of investment companies advised by Curian Capital, LLC ("Curian") (2010 — present); Senior Vice President of JNAM and JFS (2009 — present); Vice President, of investment companies advised by JNAM (2006 — present). Formerly, Chief Financial Officer of JNAM and JFS (2007 — 2011); Treasurer and Chief Financial Officer of investment companies advised by JNAM (2006 — 2011); Assistant Vice President — Fund Administration of Jackson National Life Insurance Company (2006 — 2009).	N/A	N/A

Name, Age and Address	Position(s) held with Funds	Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director	Other Directorships Held by Director
Emily J. Bennett 225 West Wacker Drive Suite 1200 Chicago, IL 60606 Age: 32	Secretary	January 2013-August 2015	Senior Attorney of JNAM and JFS (2013 — present); Attorney of JNAM and JFS (2011 — 2013); Assistant Secretary of investment companies advised by Curian (2012 — present). Formerly, Departmental Specialist, Michigan Public Health Institute (2010 — 2011); Legal Assistant, Guyselman & Ehnis-Clark (2009 — 2010).	N/A	N/A
Karen J. Buiter 225 West Wacker Drive Suite 1200 Chicago, IL 60606 Age: 50	Assistant Secretary	November 2013-August 2015	Vice President — Financial Reporting of JNAM (2010 — present); Assistant Vice President — Financial Reporting of JNAM (2008 — 2010); Assistant Treasurer of other investment companies advised by JNAM (2008 —present); Assistant Treasurer of investment companies advised by Curian (2010 — present).	N/A	N/A
Angela R. Burke 225 West Wacker Drive Suite 1200 Chicago, IL 60606 Age: 32	Assistant Secretary	May 2014-August 2015	Attorney of JNAM and JFS (2013 — present); Assistant Secretary of investment companies advised by Curian (2013 — present). Formerly, Senior Tax Analyst of JNAM (2011 — 2013); Senior Consultant of Deloitte Tax LLP (2008 — 2011).	N/A	N/A

* As defined in the 1940 Act, Mr. Wade is an "interested" director because he is an officer of First National Bank of Omaha, the parent of the Funds' investment adviser, and an owner of securities issued by First National of Nebraska, Inc., and Ms. Fahrenkrog is an "interested" director because she is an employee of Tributary Capital Management, LLC, the Funds' investment adviser.

APPENDIX B

List of 5% Owners in the Funds as of the Record Date

SHORT-INTERMEDIATE BOND FUND – INSTITUTIONAL CLASS

Shareholder	Number of Shares	Percent of Class
ASCENSUS TRUST COMPANY 401K FIRST NATIONAL DEFERRED COMPENSATION TTEE FBO 480134 PO BOX 10758 FARGO, ND 58106-0758	345,479.991	22.78%
ASCENSUS TRUST COMPANY FBO FIRST NATIONAL BANK CONSOLIDATION PO BOX 10758 FARGO, ND 58106-0758	155,034.663	10.22%
MITRA & CO. FBO NG C/O BMO HARRIS BANK NA 480 PILGRIM WAY, SUITE 1000 GREEN BAY, WI 54304-5280	103,919.805	6.85%

SHORT-INTERMEDIATE BOND FUND – INSTITUTIONAL PLUS CLASS

Shareholder	Number of Shares	Percent of Class
MITRA & CO. FBO NG C/O BMO HARRIS BANK NA 480 PILGRIM WAY, SUITE 1000 GREEN BAY, WI 54304-5280	9,875,045.743	77.31%
ASCENSUS TRUST CO CUST FIRST NATIONAL BK A/C 480135 1655 43rd STREET, STE 100 FARGO, ND 58103-3582	964,944.848	7.55%

INCOME FUND – INSTITUTIONAL CLASS

Shareholder	Number of Shares	Percent of Class
ASCENSUS TRUST COMPANY FBO FIRST NATIONAL BANK CONSOLIDATION PO BOX 10758 FARGO, ND 58106-0758	201,959.505	33.55%
MITRA & CO. FBO NG C/O BMO HARRIS BANK NA 480 PILGRIM WAY, SUITE 1000 GREEN BAY, WI 54304-5280	92,631.223	15.39%
UBATCO & CO FBO LAMSON DUGAN 6811 S 27TH STREET LINCOLN, NE 68512-4823	69,659.643	11.57%
ASCENSUS TRUST CO FBO DAVIS ENTERPRISES 480125 P.O. BOX 10758 FARGO, ND 58106-0758	36,407.179	6.05%

INCOME FUND – INSTITUTIONAL PLUS CLASS

Shareholder	Number of Shares	Percent of Class
MARIL & CO FBO NG C/O BMO HARRIS BANK NA A/C 480184 1655 43RD STREET, STE 1000 GREEN BAY, WI 54304-5280	115,150,920.923	73.13%
ASCENSUS TRUST CO CUST FBO NEBRASKA MEDICAL CENTER A/C 480184 1655 43RD STREET, STE 100 FARGO, ND 58103-3582	2,823,935.692	13.63%

BALANCED FUND – INSTITUTIONAL CLASS

Shareholder	Number of Shares	Percent of Class
CHARLES SCHWAB & CO INC ATTN MUTUAL FUNDS 101 MONTGOMERY ST SAN FRANCISCO, CA 94104-4151	585,920.218	15.34%
ASCENSUS TRUST COMPANY FBO FIRST NATIONAL BANK CONSOLIDATION P.O. BOX 10758 FARGO, ND 58106-0758	214,555.469	5.62%

BALANCED FUND – INSTITUTIONAL PLUS CLASS

Shareholder	Number of Shares	Percent of Class
ASCENSUS TRUST CO CUST FIRST NATIONAL BK A/C 480135 1655 43RD STREET, STE 100 FARGO, ND 58106-0758	758,085.692	38.17%
ASCENSUS TRUST CO FBO STEAMFITTERS LOCAL UNION #464 P.O. BOX 10758 FARGO, ND 58106-0758	444,542.260	22.38%
ASCENSUS TRUST CO FBO ESTES PARK MEDICAL CENTER P.O. BOX 10758-0758	209,762.263	10.56%
MARIL & CO FBO NG C/O BMO HARRIS BANK NA 11270 W PARK PL STE 400 MILWAUKEE, WI 53224-3638	208,357.429	10.49%

GROWTH OPPORTUNITIES FUND – INSTITUTIONAL CLASS

Shareholder	Number of Shares	Percent of Class
FRONTIER TRUST CO FBO NE MED CENTER 403B P.O. BOX 10758 FARGO, ND 58106-0758	1,537,872.210	57.58%
ASCENSUS TRUST CO FIRST NATIONAL BANK CONSOLIDATION P.O. BOX 10758 FARGO, ND 58106-0758	168,771.149	6.32%
CHARLES SCHWAB & CO INC ATTN MUTUAL FUNDS 101 MONTGOMERY ST SAN FRANCISCO, CA 94104-4151	146,877.347	5.50%

GROWTH OPPORTUNITIES FUND – INSTITUTIONAL PLUS CLASS

Shareholder	Number of Shares	Percent of Class
MARIL & CO FBO NG C/O BMO HARRIS BANK NA 480 PILGRIM WAY, SUITE 1000 GREEN BAY, WI 54304-5280	3,072,125.295	46.89%
ASCENSUS TRUST CO FIRST NATIONAL BK A/C 480135 1655 43RD STREET, STE 100 FARGO, ND 58103-3582	2,538,138.074	38.74%

SMALL COMPANY FUND – INSTITUTIONAL CLASS

Shareholder	Number of Shares	Percent of Class
CHARLES SCHWAB & CO INC ATTN MUTUAL FUNDS 101 MONTGOMERY ST SAN FRANCISCO, CA 94104-4151	2,744,779.913	58.04%
ASCENSUS TRUST CO FBO NE MED CENTER 403B P.O. BOX 10758 FARGO, ND 58106-0758	262,776.926	5.56%

SMALL COMPANY FUND – INSTITUTIONAL PLUS CLASS

Shareholder	Number of Shares	Percent of Class
MARIL & CO.FBO NG C/O BMO HARRIS BANK NA 480 PILGRIM WAY, SUITE 1000 GREEN BAY, WI 54304-5280	2,853,083.149	30.67%
MAC & CO A/C UBNF 1003002 ATTN MUTUAL FUND OPERATIONS PO BOX 3198 PITTSBURGH, PA 15230-3198	1,633,999.658	17.57%
MAC & CO A/C UBNF 2003002 ATTN MUTUAL FUND OPERATIONS PO BOX 3198 PITTSBURGH, PA 15230-3198	849,881.041	9.14%
ASCENSUS TRUST CO CUST FIRST NATIONAL BK A/C 480135 1655 43 RD STREET STE 100 FARGO, ND 58103-3582	834,822.397	8.98%
MAC & CO A/C UBNF 3003002 ATTN MUTUAL FUND OPERATIONS PO BOX 3198 PITTSBURGH, PA 15230-3198	768,193.112	8.26%

NEBRASKA TAX-FREE FUND – INSTITUTIONAL PLUS CLASS

Shareholder	Number of Shares	Percent of Class
MARIL & CO.FBO NG C/O BMO HARRIS BANK NA 480 PILGRIM WAY, SUITE 1000 GREEN BAY, WI 54304-5280	6,280,669.594	91.77%

EVERY SHAREHOLDER'S VOTE IS IMPORTANT

EASY VOTING OPTIONS:

VOTE ON THE INTERNET
Log on to:
www.XXXXXX.com
or scan the QR code
Follow the on-screen instructions
available 24 hours

VOTE BY PHONE
Call 1-800-XXX-XXXX
Follow the recorded instructions
available 24 hours

VOTE BY MAIL
Vote, sign and date this Proxy Card
and return in the postage-paid
envelope

VOTE IN PERSON
Attend the Shareholder Meeting for
Tributary Funds, Inc.
1620 Dodge Street, 8th Floor Omaha,
Nebraska
on November 18, 2016

Please detach at perforation before mailing.

PROXY   **TRIBUTARY FUNDS, INC.**
SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 18, 2016   PROXY

The undersigned, revoking previous proxies, hereby appoints Gino Malaspina as attorney and proxy to vote all shares of the Fund which the undersigned is entitled to vote, at the Special Meeting of Shareholders to be held at the offices of Tributary Funds, Inc., 1620 Dodge Street, 8th Floor, Omaha, Nebraska 68197 on November 18, 2016 at 9:00 a.m. (Central time) and at any adjournments or postponements thereof. In his discretion, the proxy holder named above is authorized to vote upon such other matters as may properly come before the meeting or any adjournments or postponements thereof. **This Proxy is solicited by the Board of Directors of Tributary Funds, Inc.**

Receipt of the Notice of the Special Meeting and the accompanying Proxy Statement is hereby acknowledged. The shares represented hereby will be voted as indicated or FOR the Proposal if no choice is indicated.

VOTE VIA THE INTERNET: www.XXXX.com
VOTE VIA THE TELEPHONE: 1-800-XXX-XXXX

Note: Please sign exactly as your name(s) appear(s) on this card. When signing as attorney, executor, administrator, trustee, guardian or as custodian for a minor, please sign your name and give your full title as such. If signing on behalf of a corporation, please sign the full corporate name and your name and indicate your title. If you are a partner signing for a partnership, please sign the partnership name, your name and indicate your title. Joint owners should each sign these instructions. Please sign, date and return.

_____
Signature and Title, if applicable

_____
Signature (if held jointly)

_____
Date

EVERY SHAREHOLDER'S VOTE IS IMPORTANT

Important Notice Regarding the Availability of Proxy Materials for the
Special Meeting to Be Held on November 18, 2016
The Proxy Statement for this meeting is available at https://www.XXXX.com

IF YOU VOTE ON THE INTERNET OR BY TELEPHONE,
YOU NEED NOT RETURN THIS PROXY CARD

Please detach at perforation before mailing.

The Board of Directors recommends a vote "FOR" the following proposals.

PLEASE MARK A BOX BELOW IN BLUE OR BLACK INK AS FOLLOWS. EXAMPLE: ■

		FOR All	AGAINST All	FOR ALL EXCEPT
1.	To elect and re-elect six nominees to the Company's Board of Directors:	☐	☐	☐

(01) Robert A. Reed
(02) Gary D. Parker
(03) John J. McCartney
(04) Stephen C. Wade
(05) David F. Larrabee
(06) Brittany Fahrenkrog

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the name(s) of the nominee(s) on the line below.

_____

		FOR	AGAINST	ABSTAIN
2.	To approve a revised fundamental investment policy as concerns the Short-Intermediate Bond Fund's and the Income Fund's concentration in certain mortgage-backed securities	☐	☐	☐

3. To transact such other business as may properly come before the Special Meeting.

WE URGE YOU TO SIGN, DATE AND MAIL THE ENCLOSED PROXY PROMPTLY